Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-161797

March 7, 2012

Marsh & McLennan Companies, Inc.

$250,000,000

2.300% SENIOR NOTES DUE 2017

Issuer:	Marsh & McLennan Companies, Inc.

Expected Ratings / Outlook*:	Baa2/Stable (Moody’s) / BBB-/Stable (S&P)

Securities:	2.300% Senior Notes due 2017

Legal Format:	SEC Registered

Trade Date:	March 7, 2012

Settlement Date:	March 12, 2012 (T+3)

Maturity Date:	April 1, 2017

Principal Amount:	$250,000,000

Price to Public:	99.904% of Principal Amount

Net Proceeds to Issuer (before offering expenses):	$248,260,000

Spread to Treasury Benchmark:	+148 basis points

Treasury Benchmark:	0.875% due February 28, 2017

Treasury Yield:	0.840%

Coupon:	2.300%

Yield to Maturity:	2.320%

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, commencing on October 1, 2012.

Optional Redemption:	The notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option. If the notes are redeemed prior to March 1, 2017 (the date that is one month prior to the stated maturity date for the notes), the redemption price for the notes to be redeemed will equal the greater of the following amounts, plus, in each case, accrued and unpaid interest thereon to but excluding the redemption date: (i) 100% of the principal amount of notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 25 basis points. If the notes are redeemed on or after March 1, 2017 (the date that is one month prior to the stated maturity date for the notes), the redemption price for the notes to be redeemed will equal 100% of the principal amount of such notes plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	571748AS1 / US571748AS13

Joint Book-Running Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc.

Co-Managers:

Merrill Lynch, Pierce, Fenner & Smith

Merrill LyncIncorporated

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.